

May 23, 2011

Michael L. Babich
President and Chief Executive Officer
Insys Therapeutics, Inc.
10220 South 51st Street, Suite 2
Phoenix, AZ 85044-5231

> **Re:** **Insys Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 9, 2011**
> **File No. 333-173154**

Dear Mr. Babich:

We have reviewed your amended registration statement and response letter filed May 9, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. We note that you intend to request confidential treatment for certain information you have redacted from Exhibit 10.12. However, we have not yet received your application for confidential treatment. Please note that we will not be in a position to act on a request for acceleration of the registration statements until all outstanding comments in relation to your confidential treatment request have been resolved.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Basis of Presentation
Research and Development Expenses, page 64

2. We note your response to our comment 12. Please revise your disclosure here to include the information provided in your response as to why you did not track these expenses for the inception to date period. Also, revise your disclosure to include the cumulative period to date in which you began tracking your research and development expenses by project.

Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 69

3. With respect to the first bullet of our comment fourteen, please clarify how the income, market and cost approaches were weighted in determining the value of your equity at the February 15, 2011 valuation date. With respect to the fourth and fifth bullets, please note that we may have additional comments related to the valuations used and discussed in the response when the price range for the offering becomes known.

Intellectual Property, page 96

4. We note your response to Comment 19 and your conclusion that the licensed patents and license agreement with Georgetown University are not material to your Company's business. Please reconcile your response to Comment 19 with the disclosure included in the risk factor on page 40 which states that you are "party to a number of license agreements that give [you] rights to third-party intellectual property that are necessary or useful for [your] business" and specifically refers to your license agreement with Georgetown. In addition, please clarify your reference to being party to "a number" of such license agreements.

Index to Consolidated Financial Statements
1. Introduction and Basis of Presentation, page F-7

5. Please refer to your response to our comment number 22. Please tell us why this inventory qualifies as an asset, including how a probable future benefit exists, when you have not yet obtained FDA approval for any of your dronabinol product candidates and the product expires in June 2012. Additionally, please disclose and tell us, how management applies the lower of cost or market principle to inventory costs prior to FDA approval.

11. Fair Value Measurements, page F-24

6. With respect to your response to our comment number 25, please tell us whether the company considered whether a market exists for sale or transfer of comparable drugs.

7. With respect to your use of the cost method, please revise your disclosure to indicate the following:
    a. Quantify the amount of the adjustment made to bring the to-date expenses to current price level; and
    b. Indicate how you determined the percentage attributable to wasted efforts and overhead expenses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or Daniel Greenspan at (202) 551-3623 with any other questions. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthew T. Browne, Esq.
      Charles S. Kim, Esq.
      Sean M. Clayton, Esq.
      Cooley LLP
      4401 Eastgate Mall
      San Diego, CA 92121